New Gold Delivers on 2017 Production and Cost Guidance and Provides 2018 Outlook

(All dollar figures are in US dollars unless otherwise indicated)

January 16, 2018 – New Gold Inc. ("New Gold" or the "Company") (TSX:NGD) (NYSE American:NGD) today announces its 2017 fourth quarter and full-year production results, provides 2018 guidance, and presents an update on the Company's growth projects. The preliminary figures provided for 2017 fourth quarter and full-year production and sales are approximate and may differ from the final results in the 2017 annual audited consolidated financial statements and management's discussion and analysis.

As the Company expects the sale of Peak Mines to close in the first quarter of 2018, Peak Mines has been classified as a discontinued operation. The below results are disclosed on a total basis and thus include Peak Mines for 2017 (unless otherwise noted).

2017 Highlights

- Full-year gold production of 430,864 ounces was at the high end of the guidance range of 380,000 to 430,000 ounces
- Copper production of 104 million pounds met the guidance range of 100 to 110 million pounds
- All-in sustaining costs[1] for 2017 have not yet been finalized, however, are expected to be below the Company's previously lowered guidance range of $760 to $800 per ounce
- Fourth quarter production of 154,446 ounces of gold and 28 million pounds of copper
- Rainy River achieved start-up on September 14, 2017 and completed first gold pour on October 5, 2017
- Rainy River achieved commercial production in mid-October, ahead of plan
- Year-end cash and cash equivalents of approximately $216 million

2018 Guidance

- Gold production of 525,000 to 595,000 ounces, an increase of 30% relative to 2017 gold production
- Copper production of 75 to 85 million pounds, with the decrease relative to 2017 primarily due to the sale of Peak Mines
- Operating expense of $555 to $595 per gold ounce and $1.35 to $1.55 per copper pound
- All-in sustaining costs of $860 to $900 per ounce, including total cash costs[2] of $360 to $400 per ounce

"We are proud that our team delivered on the Company's key objectives in 2017," stated Hannes Portmann, President and Chief Executive Officer. "Rainy River successfully achieved commercial production, the balance of our operating mines generated very strong results and we simplified our portfolio with the sale of Peak. I thank the teams at all of our operations and projects for their dedication and contributions to these accomplishments."

"As we look forward to 2018, New Gold is transitioning from a period of investing in the Company's future to now benefitting from Rainy River's first full year of production," added Mr. Portmann. "With our solid production growth and streamlined asset base, our focus will continue to be on further optimizing the performance of all of our operations and maximizing free cash flow to enhance our financial flexibility."

2017 Fourth Quarter and Full Year Production Results

	Three months ended Dec 31		Year ended Dec 31	
	2017	2016	2017	2016
Gold (ounces):				
Produced	**154,446**	95,883	**430,864**	381,663
Sold	**143,644**	93,996	**410,086**	378,239
Copper (millions of pounds):				
Produced	**28.1**	25.6	**104.3**	102.3
Sold	**24.9**	24.6	**96.6**	99.2
Silver (millions of ounces):				
Produced	**0.3**	0.3	**1.2**	1.3
Sold	**0.3**	0.3	**1.1**	1.3

In the fourth quarter of 2017, the Company delivered record quarterly gold production of 154,446 ounces (including Peak Mines), resulting in full-year gold production of 430,864 ounces. The combination of Rainy River's start-up, Mesquite's very strong year, and solid operating results at New Afton and Peak Mines, enabled the Company to achieve its guidance range of 380,000 to 430,000 ounces. Full-year production was higher than 2016 primarily due to additional ounces from Rainy River, which transitioned to commercial production during the fourth quarter of 2017. From an accounting perspective, the Company recognized commercial production at Rainy River effective November 1, 2017.

New Gold's fourth quarter copper production of 28 million pounds was slightly higher than the first three quarters of 2017 and the prior-year quarter. Full-year copper production of 104 million pounds was higher than prior-year production and achieved the Company's 2017 guidance range of 100 to 110 million pounds.

The Company's full-year all-in sustaining costs are expected to be below the guidance range of $760 to $800 per ounce which had already been lowered by $65 per ounce in the second quarter of 2017.

➤ Rainy River

	Three months ended Dec 31		Year ended Dec 31	
	2017	2016	2017	2016
Gold (ounces):				
Produced	**37,047**	-	**37,047**	-
Sold	**26,359**	-	**26,359**	-

Note: Rainy River gold production includes 8,538 ounces from the pre-commercial production period. Gold sales are only for the period post commercial production.

The Rainy River Mine commenced processing ore on September 14, 2017 and completed its first gold pour on October 5, 2017. Commercial production was achieved ahead of plan in mid-October. From an accounting perspective, the Company recognized commercial production effective November 1, 2017.

Mining and milling activities at Rainy River continued to progress well during the fourth quarter. Rainy River produced 37,047 ounces during the fourth quarter, with an additional 8,607 ounces of gold inventory in circuit at the end of the period. The milling rate for December averaged 21,000 tonnes per day, which is the nameplate capacity for the facility. Gold production for 2017, including gold inventory in circuit, totalled 45,654 ounces. This was slightly lower than the guidance range of 50,000 to 60,000 ounces, as the mill ramp-up began hitting nameplate throughput slightly later in the fourth quarter than planned, resulting in lower total tonnes milled. Consistent with the Company's plans, during the two-month commercial production period, the gold grade averaged approximately 1.0 gram per tonne with recoveries of 86%. With the mill operating at nameplate capacity, Rainy River is well positioned to deliver strong production in 2018.

Rainy River's 2017 all-in sustaining costs are expected to be above the guidance range of $1,400 to $1,440 per ounce due to lower gold sales volumes.

Project spending at Rainy River in October totalled $29 million. Subsequent to the start of commercial production, the Company paid $52 million in payables associated with the project development in the fourth quarter, with approximately $15 million in payables remaining at the end of 2017, bringing the 2017 full-year development capital spend to $511 million.

➤ New Afton

	Three months ended Dec 31		Year ended Dec 31	
	2017	2016	2017	2016
Gold (ounces):				
Produced	**22,384**	23,879	**86,163**	98,098
Sold	**20,132**	24,171	**81,067**	96,851
Copper (millions of pounds):				
Produced	**24.6**	21.4	**90.6**	87.3
Sold	**22.0**	21.1	**84.5**	84.9

New Afton's gold production decreased relative to the fourth quarter of 2016 due to an expected decrease in gold grade and gold recovery. Copper production was higher than the prior-year quarter due to higher copper grades.

Full-year 2017 gold production was below 2016 due to an expected decrease in gold grade and gold recovery. New Afton's full-year gold production exceeded the guidance range of 70,000 to 80,000 ounces by 8%.

Full-year 2017 copper production was higher than the prior year due to higher throughput and higher copper grades. New Afton's full-year copper production achieved the guidance range of 85 to 95 million pounds.

2017 all-in sustaining costs are expected to be below the guidance range of ($520) to ($480) per ounce, primarily due to an increase in the realized copper price relative to the assumption used when setting 2017 guidance.

➤ Mesquite

	Three months ended Dec 31		Year ended Dec 31	
	2017	2016	2017	2016
Gold (ounces):				
Produced	**52,170**	39,353	**168,889**	111,123
Sold	**54,612**	38,366	**168,800**	113,843

Mesquite's very strong fourth quarter gold production relative to the fourth quarter of 2016 was due to higher ore tonnes mined as well as the accelerated drawdown of leach pad inventory due to the increase of process solution flow on the leach pad.

Mesquite's full-year 2017 gold production increased by 52% relative to the prior year due to increased ore tonnes mined and accelerated inventory drawdown. Mesquite's full-year production significantly exceeded the 2017 guidance range of 140,000 to 150,000 ounces.

Full-year 2017 all-in sustaining costs are expected to be within the guidance range of $805 to $845 per ounce.

➤ Cerro San Pedro

	Three months ended Dec 31		Year ended Dec 31	
	2017	2016	2017	2016
Gold (ounces):				
Produced	**7,177**	14,064	**34,337**	64,993
Sold	**7,679**	13,351	**33,228**	64,149
Silver (millions of ounces):				
Produced	**0.1**	0.2	**0.6**	0.9
Sold	**0.1**	0.2	**0.6**	0.9

Cerro San Pedro finished active mining and transitioned to residual leaching late in the second quarter of 2016. As a result, and consistent with expectations, the mine's fourth quarter and full-year 2017 gold and silver production decreased compared to the prior year. 2017 full-year gold production was slightly below the guidance range of 35,000 to 45,000 ounces.

Cerro San Pedro's 2017 all-in sustaining costs are expected to be above the guidance range of $1,090 to $1,130 per ounce primarily due to lower gold and silver sales and higher sustaining costs.

Discontinued Operations

▶ Peak Mines

	Three months ended Dec 31		Year ended Dec 31	
	2017	2016	2017	2016
Gold (ounces):				
Produced	**35,668**	18,587	**104,428**	107,449
Sold	**34,861**	18,049	**100,632**	103,396
Copper (millions of pounds):				
Produced	**3.5**	4.2	**13.7**	15.0
Sold	**2.9**	3.5	**12.0**	14.3

The significant increase in gold production at Peak Mines relative to the fourth quarter of 2016 was due to an increase in gold grade and gold recovery. Quarterly copper production decreased compared to the fourth quarter of 2016 due to a decrease in copper grade and tonnes processed.

Peak Mines' full-year gold production was in line with the prior year. Full-year 2017 gold production exceeded the guidance range of 85,000 to 95,000 ounces and copper production was in line with the guidance range of approximately 15 million pounds.

Peak Mines' 2017 all-in sustaining costs are expected to be below the guidance range of $975 to $1,015 per ounce.

As previously disclosed, New Gold entered into a binding agreement with Aurelia Metals Limited ("Aurelia") to sell the Peak Mines for cash consideration of $58 million. Aurelia intends to fund the transaction through a combination of debt and proceeds from a recently completed equity placement. New Gold continues to expect the transaction to close in the first quarter of 2018.

Financial Update

New Gold's cash and cash equivalents as at December 31, 2017 were $216 million. During the quarter, the Company drew an additional $30 million from its $400 million revolving credit facility. At December 31, 2017, a total of $230 million had been drawn and $139 million had been used to issue letters of credit for closure obligations at the Company's producing mines and development projects, leaving $31 million undrawn.

At December 31, 2017, the face value of the Company's long-term debt was $1,030 million (book value – $1,008 million). The components of the long-term debt include: $500 million of 6.25% face value senior unsecured notes due in November of 2022; $300 million of 6.375% face value senior unsecured notes due in May of 2025; and $230 million drawn from the revolving credit facility. The Company currently has approximately 578 million shares outstanding.

On October 18, 2017, New Gold entered into copper price option contracts covering approximately 60 million pounds, or 75% of its targeted 2018 copper production, with put options at a strike price of $3.00 per pound and call options at a strike price of $3.37 per pound.

2018 Guidance

	Gold Production	Copper Production	Operating Expense	Operating Expense	All-in Sustaining Costs
	(thousand ounces)	(million pounds)	($ per gold ounce)	($ per copper pound)	($ per gold ounce)
Rainy River	310 - 350	--	$430 - $470	--	$990 - $1,090
New Afton	55 - 65	75 - 85	$455 - $495	$1.10 - $1.30	($1,020) - ($980)
Mesquite	140 - 150	--	$890 - $930	--	$1,005 - $1,045
Cerro San Pedro	20 - 30	--	$1,255 - $1,295	--	$1,330 - $1,370
New Gold Consolidated	**525 - 595**	**75 - 85**	**$555 - $595**	**$1.35 - $1.55**	**$860 - $900**

Note: Estimated consolidated silver production in 2018 approximately 0.9 million ounces.

New Gold's 2018 consolidated gold production is expected to increase by approximately 30% relative to the prior year due to the benefit of the first full year of operations at Rainy River more than offsetting the planned decreases in gold production at New Afton, Mesquite and Cerro San Pedro, and the sale of Peak Mines. 2018 consolidated copper production is expected to decrease relative to the prior year primarily due to the sale of Peak Mines and planned lower mill throughput at New Afton. Consolidated silver production is scheduled to remain in line with 2017 at approximately 0.9 million ounces.

Consistent with previous years, New Gold's 2018 full-year gold production is not scheduled to be evenly distributed across the four quarters. Approximately 60% of the Company's consolidated gold production is expected to occur evenly in the second and fourth quarters.

New Gold's by-product pricing assumptions for 2018 are $3.20 per copper pound, which is in line with spot prices and approximates the mid-point of the Company's copper collar pricing, and $17.00 per silver ounce which is in line with spot prices. The 2018 assumptions for the Canadian dollar and Mexican peso exchange rates of $1.25 and $18.00 to the U.S. dollar are also in line with spot exchange rates.

The Company's operating expense per gold ounce is expected to decrease in 2018 as a higher proportion of gold sales will be from the lower operating expense per ounce Rainy River Mine. 2018 operating expense per copper pound is expected to increase relative to the prior year due to lower mill throughput and copper grades at New Afton.

New Gold's 2018 all-in sustaining costs are expected to increase relative to the prior year. The Company's 2018 consolidated total cash costs, which form a component of all-in sustaining costs, are expected to be $360 to $400 per ounce. 2018 sustaining costs, including sustaining capital, exploration, general and administrative and amortization or reclamation expenditures, are expected to increase by approximately $145 million relative to the prior year primarily due to an increase in sustaining capital expenditures during Rainy River's first full year of operation. This increase is expected to be partially offset by lower capital and exploration expenditures at New Afton, Mesquite and Cerro San Pedro, as well as a sustainable reduction in corporate general and administration expenditures.

Rainy River

	2017 Actuals	2018 Guidance
Gold production (ounces)	**37,047**	310,000 - 350,000
Operating expense ($/ounce)		430 - 470
All-in sustaining costs ($/ounce)		990 - 1,090
Sustaining capital expenditures ($mm)		195
Growth capital expenditures ($mm)		20

Note: 2017 Rainy River gold production includes 8,538 ounces from the pre-commercial production period.

As Rainy River enters its first full year of operations, gold and silver production are expected to increase significantly relative to the partial operating year in 2017. The focus for 2018 will be on optimizing throughput at the mill, which has a 21,000 tonne per day nameplate capacity, as well as advancing initiatives to potentially increase production.

2018 operating expenses and all-in sustaining costs are expected to decrease relative to 2017 due to higher gold sales volumes. As previously noted, Rainy River's 2018 sustaining capital expenditures will be higher than the life of mine average as the mine completes construction of the full tailings dam footprint. In addition, approximately $45 million of 2018 waste stripping is scheduled to be capitalized. The remainder of the sustaining capital expenditures are related to open pit sustaining costs as well as property and equipment. The $20 million of growth capital expenditures are related to underground development which is scheduled to begin in the second half of 2018.

As the mine is now fully operational, the Company is currently completing an update of the life-of-mine plan for Rainy River. The update will incorporate the insights and refinements in expectation gained from both the successful commissioning and production experience over the first few months of operation. Based on the Company's current estimates, annual gold production for the first nine years of the mine life (including 2018) should average between 275,000 to 375,000 ounces. At the same time, based on current input cost estimates, silver prices and foreign exchange rates, all-in sustaining costs over Rainy River's first nine years of operation (including 2018) are expected to average approximately $875 per ounce. Costs are expected to be higher than this average in the next three years as a result of sustaining capital expenditures associated with completion of the full tailings dam footprint in 2018 as well as the construction of the first tailings lift later in 2018 into 2019.

New Gold currently estimates that approximately 21,500 ounces of gold and 185,000 ounces of silver will be delivered to RGLD Gold AG ("Royal Gold") in 2018, in accordance with a streaming agreement, and will be accounted for as financing activities in the Company's cash flow statement. In mid-2015, New Gold entered into a streaming agreement with Royal Gold that provided New Gold with $175 million in exchange for 6.5% of the project's annual gold production up to a total of 230,000 ounces of gold and 60% of the project's annual silver production up to a total of 3.1 million ounces of silver. After these respective ounce thresholds are met, the percentages drop to 3.25% of gold production and 30% of silver production. In addition to the $175 million, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered.

New Afton

	2017 Actuals	2018 Guidance
Gold production (ounces)	**86,163**	55,000 - 65,000
Copper production (million pounds)	**91**	75 – 85
Operating expenses:		
Gold ($/ounce)		455 – 495
Copper ($/pound)		1.10 - 1.30
All-in sustaining costs ($/ounce)		(1,020) - (980)
Sustaining capital expenditures ($mm)		40
Growth capital expenditures ($mm)		5

Gold production at New Afton is expected to decrease relative to 2017 due to a scheduled decrease in gold grade, and a planned decrease in mill throughput from approximately 16,400 tonnes per day in 2017 to 14,400 tonnes per day in 2018. The Company had previously increased the throughput rate at New Afton in order to support the development of Rainy River. New Gold has elected to decrease New Afton's throughput from prior levels in order to achieve higher copper recoveries. Copper production is expected to decrease as the impact of lower throughput is only partially offset by higher recoveries.

New Afton's 2018 operating expense per gold ounce is expected to increase relative to 2017 due to lower grades. At the same time, all-in sustaining costs are expected to decrease due to an increase in by-product revenues resulting from the 2018 copper price assumption of $3.20 per pound being higher than the 2017 realized price.

Consistent with the Company's commitment to maximizing free cash flow, New Gold has elected to defer development of the C-zone in 2018. While the 2016 Feasibility Study for the project includes solid project economics at spot prices, the Company intends to defer the commencement of capital spending while evaluating opportunities that have the potential to further optimize the C-zone project. Some of the opportunities identified, and not included in the original feasibility study, that are being investigated include different tailings options (such as dry stack or thickened/amended tailings), as well as mining approaches based on operating experience in the B-zone (including reassessing the amount of required underground development in the cave as well as optimizing draw bell and pillar designs).

Mesquite

	2017 Actuals	2018 Guidance
Gold production (ounces)	**168,889**	140,000 - 150,000
Operating expense ($/ounce)		890 - 930
All-in sustaining costs ($/ounce)		1,005 - 1,045
Sustaining capital expenditures ($mm)		10

As planned, production at Mesquite is expected to decrease relative to 2017 as the impact of lower ore tonnes mined and placed is only partially offset by higher gold grade.

2018 operating expenses and all-in sustaining costs are expected to increase relative to 2017 due to lower gold sales volumes.

➤ Cerro San Pedro

	2017 Actuals	2018 Guidance
Gold production (ounces)	**34,337**	20,000 - 30,000
Operating expense ($/ounce)		1,255 – 1,295
All-in sustaining costs ($/ounce)		1,330 – 1,370
Sustaining capital expenditures ($mm)		--

As Cerro San Pedro enters its second full year of residual leaching in 2018, gold and silver production are expected to decline while costs should remain in line with 2017. As the Company is drawing down leach pad inventory during the residual leach period, approximately $380 per ounce of the estimated all-in sustaining costs for 2018 are related to mining costs that were incurred in prior periods.

➤ Blackwater

Activities at the Company's Blackwater project, located in south-central British Columbia, continued to focus on obtaining approval of the Environmental Assessment ("EA"). The coordinated Federal and Provincial EA technical review is in progress. Technical review comments have now been received from the Federal government, Provincial agencies and local Indigenous communities, and New Gold has responded to the review comments. The Company anticipates approval of the Blackwater EA in mid-2018.

The Company is currently working on internal trade-off studies for the Blackwater project. The objective of these studies is to further enhance project economics and maximize free cash flow by reducing the project strip ratio, maximizing the feed grade and lowering both development capital and operating costs. Aspects of the project being evaluated include the scale of the operation, ore sorting and flowsheet configurations. The internal studies are expected to be completed in the second half of 2018.

Blackwater's 2018 non-sustaining capital expenditures are expected to be approximately $10 million and relate to the continued advancement of the Environmental Assessment process and completion of the internal trade-off studies.

New Gold 2018 All-In Sustaining Costs Key Sensitivities

Sensitivities to silver price and the Mexican peso are not shown as the sensitivities are limited.

Category	Copper Price	CDN/USD
Base Assumption	$3.20	$1.25
Sensitivity	+/- $0.10	+/- $0.05
Cost per ounce impact		
Rainy River	--	$40
New Afton	$135	$100
Mesquite	--	--
Cerro San Pedro	--	--
New Gold Consolidated	**$15**	**$30**

In light of previously noted copper collars, at prices above $3.37 per pound, or below $3.00 per pound, only approximately 20 million pounds of the Company's estimated copper production would be impacted by further copper price movements, thus significantly reducing the impact on New Afton and consolidated all-in sustaining costs.

About New Gold Inc.

New Gold is an intermediate gold mining company with a portfolio of five producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include the statements made under "2018 Guidance", as well as other statements elsewhere in this news release, including, among others, statements with respect to: guidance for production, operating expense, all-in sustaining costs and total cash costs, and the factors contributing to those expected results, including mill throughput and metal recoveries, as well as expected capital and other expenditures; planned development activities and timing for 2018 and future years at the Rainy River Mine, including the completion of the full tailings damn footprint and the construction of the first tailings lift, the waste stripping program and underground development; the expected production and costs of the Rainy River Mine over its first nine years of operation; targeted timing for permits, including the Blackwater EA; expected timing for Blackwater development activities, including the completion of internal trade-off studies; and expecting timing for closing of the Peak Mines sale transaction.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; and (8) in the case of production, cost and expenditure outlooks at the operating mines for 2018 and future years, commodity prices and exchange rates being consistent with those estimated for the purposes for 2018.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category.   Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made. Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

➤ Technical Information

The scientific and technical information relating to the operation of New Gold's operating mines contained herein has been reviewed and approved by Mr. Nicholas Kwong, Director, Business Improvement of New Gold. All other scientific and technical information contained herein has been reviewed and approved by Mr. Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Kwong is a Professional Engineer and a member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Petersen is a SME Registered Member and AIPG Certified Professional Geologist. Mr. Kwong and Mr. Petersen and are "Qualified Persons" for the purposes of Canadian NI 43-101.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2016 filed on www.sedar.com.

➤ Non-GAAP Measures

(1) All-In Sustaining Costs

"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature (as presented in the cash flow statement), corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the Company in assessing the Company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

"Sustaining costs" is a non-GAAP financial measure. New Gold defines sustaining costs as the difference between all-in sustaining costs and total cash costs, being the sum of net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs. Management uses sustaining costs to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. The line items between cash costs and all in sustaining costs in the tables below break down the components of sustaining costs. Sustaining costs is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(2) Total Cash Costs

"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

For further information, please contact:

Julie Taylor
Director, Corporate Communications
and Investor Relations
Direct: +1 (416) 324-6015
Email: info@newgold.com